

Mail Stop 3720

August 31, 2009

Via U.S. Mail and Fax
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

        RE: Stonemor Partners L.P.
                    Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
                    Filed March 19, 2007 and April 30, 2007, respectively, and
                    Forms 10-Q and 10-Q/A for the period end March 31, 2009
                    Filed May 11, 2009 and May 18, 2009, respectively
                    File No. 0-50910

Dear Mr. Shane:

      We have reviewed your supplemental response letter dated August 14, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 2, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition, page 36

Result of Operations, page 55

1. We note your response to comment two in our letter dated July 2, 2009. We continue to believe that you should revise MD&A to include a discussion of your results of operations on a segment by segment basis in a manner consistent with your segment footnote. Please provide us with a draft of your proposed disclosures which should be included in the Form 10-Q for the periods ending September 30, 2009.

Item 11. Executive Compensation, page 110

2. We note your response to comment eight in our letter dated July 2, 2009. It appears, from the first and fourth paragraphs of your response, that you believe disclosing that the Annual Cash Incentive Bonus program is based upon meeting an EBITDA performance target satisfies your disclosure obligations. However, in the fifth paragraph, you propose to disclose in a footnote the minimum EBITDA performance targets for specific years and the amounts of EBITDA actually generated for specific years. Please note that you are required to disclose performance targets that are material to your executive compensation policies or decisions unless you meet the requirements of Instruction 4 to Item 402(b). Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm**.**

Therefore, in future filings, please provide your proposed disclosure regarding performance targets in your compensation discussion and analysis. However, please expand upon the disclosure to explain how meeting the relevant performance targets translates into the awards granted to each named executive officer under the Annual Cash Incentive Bonus program. In this regard, disclose the target payouts for each executive officer and the minimum, threshold and maximum levels for each performance goal. Also disclose the extent to which the performance targets were met. Finally, pursuant to Instruction 5 to Item 402(b), please disclose how your non-GAAP EBITDA performance target is calculated from your audited financial statements.

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You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, at (202) 551-3310, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director